Exhibit 99.1

Yucheng Technologies Limited Announces its Acquisition of
75% Ownership of Easycon Co. Limited

Beijing, China -- July 25, 2007--- Yucheng Technologies Limited (NASDAQ: YTEC), today announced that that its wholly owned subsidiary, Beijing Yuxinyicheng Technologies limited, had entered into a stock purchase agreement to acquire 75% of the equity ownership interests of Easycon Co. Limited, a leading IT service provider to small and medium sized banks in China, for approximately US$3 million in cash. The 2007 Easycon’s revenue and net income are estimated to be US$4.6 million and US$ 0.8 million respectively.

Weidong Hong, CEO of Yucheng Technologies Limited, stated: “We are extremely pleased with this accretive acquisition as Easycon’s products and services broaden Yucheng’s existing IT solution and service offerings and give Yucheng a platform to serve small to medium sized banks. Easycon highly compliments Yucheng’s current customer base, which is mainly comprised of the top 15 national banks. Thus, this acquisition brings many cross selling opportunities to both companies. Because of the trend of industry consolidation in the Chinese financial technology sector, we will continue to focus on fast growing and higher margin IT service and solution businesses through both organic growth and accretive acquisitions to maximize our shareholder value.”

Mr. Jianjun Shao, CEO of Easycon Co. Limited, commented: “The combination with Yucheng is a perfect and exciting fit for Easycon’s strategy. Yucheng is a well recognized and respected IT and outsourced service provider to the Chinese financial industry with a total solution proposition including leadership position in online banking, call center and risk management solutions. Being part of Yucheng will allow Easycon to continue to deliver high-quality, leading IT services and solutions to both our existing clients as well as new opportunities through our combined nationwide sales and marketing presence and strengthened management team.”

About Yucheng Technologies Limited

Yucheng Technologies Limited (YTEC) is a leading IT and outsourced service provider to the Chinese banking industry. Headquartered in Beijing, China, Yucheng has more than 800 employees and has established an extensive footprint to serve its banking clients nationwide with five subsidiaries and representative offices located in Shanghai, Guangzhou, Xi'an, Xiamen, and Chengdu. Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks including 1) system integration and IT consulting, 2) solutions and software platform, and 3) outsourced operations. Yucheng counts 13 out of the 15 top banks in China as its customers, and is especially strong in banking channel management IT solutions and services, such as web banking and call centers, and risk/performance management solution consulting and implementation service. It is also rapidly becoming one of the leading third party providers of POS merchant acquiring services.

About Easycon

Founded in 1997, Easycon Co., Limited specializes in providing IT services to small to medium sized commercial banks in China. Its banking integrative service management system and credit management system both hold a significant market share and are very well received among small and medium sized banks. Headquartered in Beijing, Easycon has approximately 140 employees across China with a research and development center in Zhuhai and four branches in Zhengzhou, Nanjing, Kunming and Changsha. The company has a diversified customer base consisting of various city commercial banks and rural credit unions, such as Hunan Rural Credit Union, Yunnan Rual Credit Union, Henan Rural Credit Union, Zhuhai City Commercial Bank, Changsha City Commercial Bank, and Lanzhou City Commercial Bank.

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For further information, please contact:

In the U.S.A.
Mr. Jim Preissler
Advisor, Investor Relations
Tel: 1-646-383-4832
Email: jpreissler@yuchengtech.com

In Beijing, China
Ms. Wei Peng
Investor Relations
Tel: 8610- 64420533
Email: investors@yuchengtech.com